Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-190038 September 25, 2014

Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-190038 September 25, 2014

Barclays Capital Inc., and its affiliates, and BlackRock Investments, LLC, and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Investing in MLPs

The iPath® S&P MLP ETN

FOR INSTITUTIONAL USE ONLY NOT FOR FURTHER DISTRIBUTION NOT FOR USE WITH RETAIL INVESTORS

FOR INSTITUTIONAL USE ONLY

IMLP key facts

iPath® S&P MLP Exchange Traded Notes:

Listed on NYSE Arca (ticker: IMLP)

Tracks the S&P MLP Index

Offers exposure to leading US public partnerships focused on energy and utilities

Yearly fee: 0.80%1

Designed to pay quarterly coupons2

Daily redemption to Barclays Bank PLC as issuer3

An investment in the ETNs involves significant risks and may not be suitable for all investors. An investor may lose some or all of their principle in the investment. For more information on risks associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased.

1. The daily fee value on any calendar day is equal to (1) the ETN Current Value on such calendar day times (2) 0.80% divided by (3) 365. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.80% per year.

2. Comprised of the distributions that would be received by a hypothetical holder of the shares in the Index, minus accrued fees. See relevant prospectus.

3. Subject to minimum size of 50,000 units and timing limitations as prescribed by prospectus

FOR INSTITUTIONAL USE ONLY

iPath® Platform

iPath is the leading US exchange traded notes (ETNs) platform with commodity, volatility, equity, FX and rates offerings used by a broad range of clients

Institutional Wealth Management Retail

Efficient access to futures FX, Commodity, Emerging Markets and Access to hard-to-reach asset markets Volatility classes

Tradable index-linked structured Liquidity through exchange listing in normal Leveraged and inverse investment market conditions.. Although the ETNs are exposures listed on NYSE Arca, a trading market for the

Short-term views /cash

ETNs may not develop and the liquidity of the management ETNs may be limited, as we are not required to maintain any listing of ETNs

US Listed iPath ETNs

$3.2 Billion Notional Outstanding

Percent market share of US ETNs

Million dollars in weekly iPath® trading volume

72

3.2

18

5.8

Sources: Bloomberg, 8/29/2014

FOR INSTITUTIONAL USE ONLY

Master Limited Partnerships (MLPs)

MLPs are publicly traded limited partnerships

Trade on an exchange like common stocks Generally considered partnerships for US federal income tax purposes

MLPs generally own energy infrastructures, such as crude oil or natural gas pipelines

Establish long term contracts with energy companies for use of the infrastructure Aim to generate consistent fee-based revenue Historically, demand for use of energy infrastructure has had low correlation with commodity prices

MLPs are hybrid securities-historically competitive yield and price appreciation

Yield is historically comparable to high yield credit Price appreciation is historically comparable to equity markets Historically, credit (yield spread) dominates short-term horizon, while growth determines longer term performance

MLPs are a growing asset class

Market capitalization increased from $8 billion in 1995 to $408 billion in 2013 year end1

1. Source: Factset, 12/29/1995 – 12/31/2013.

FOR INSTITUTIONAL USE ONLY

The S&P MLP Index

The S&P MLP Index (the “Index”) is a benchmark index tracking leading US Master Limited Partnerships

Key features:

Historical Historical annualized price returns: 9.1% per annum since index launch date1 Returns Outperforming other equity benchmarks2

Past performance is no guarantee of future results.

Income Historical average dividend yield per annum is 6.8%1 and potentially more attractive on a tax-adjusted basis

Revenues generally consistent throughout business cycles, because dependent on long-term contracts

Diversification Typically low correlation to equity and bond markets over the long term

Typically low correlation to underlying commodity, because supported by fee-based businesses

The performance of the Index is subject to certain risks. See page 12 for more information.

1. Source: Bloomberg, for the period 9/6/2007 – 8/29/2014.

2. Outperformance relative to the S&P500® (annualized returns 4.4% over the same period). Source: ibid.

Past performance is no guarantee of future results.

FOR INSTITUTIONAL USE ONLY

Historical Index Returns

S&P MLP Index Alerian MLP Index S&P500®

Annualized Price Returns 9.1% 8.4% 4.4% Annualized Volatility 22.4% 22.2% 23.2% Average Annual Yield 6.63% 6.48% 2.19% Correlation vs. S&P 500® Index 67.8% 68.0% 100% Returns over Volatility Ratio 0.41 0.38 0.19

Source: Bloomberg. Data shows calculations for the period 9/6/2007 – 8/29/2014.

1. The Alerian MLP index is an index tracking the performance of the 50 most prominent energy MLPs.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses.

Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

200 180 160 140 120 100 80 60 40

Sep-07 May-08 Jan-09 Sep-09 May-10 Jan-11 Sep-11 May-12 Jan-13 Sep-13 May-14

S&P MLP Index

Alerian MLP Index1

S&P 500®

FOR INSTITUTIONAL USE ONLY

12% 10% 8% 6% 4% 2% 0%

Annualized Quarterly Distributions

Historically, distribution from the S&P MLP Index constituents have been:

Significantly higher than dividends from securities in the S&P 500®

Consistent throughout the business cycle

FOR INSTITUTIONAL USE ONLY

S&P MLP Index Alerian MLP Index S&P500®

Q4 2007 Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014

The S&P MLP Index is designed to provide exposure to leading partnerships that trade on major U.S. exchanges and are classified in the GICS® Energy Sector and GICS® Gas Utilities Industry according to the Global Industry Classification Standard®. It includes both master limited partnerships (“MLPs”) and publicly traded limited liability companies which have a similar legal structure to MLPs and share the same tax benefits as MLPs.

The Alerian MLP Index is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector.

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market.

Source: Bloomberg 9/30/2007 – 7/31/2014.

Past performance does not guarantee future results.

FOR INSTITUTIONAL USE ONLY

MLP Investment Vehicles

210 190 170 150 130 110 90 9/3/2010 2/3/2011 7/3/2011 12/3/2011 5/3/2012 10/3/2012 3/3/2013 8/3/2013 1/3/2014 6/3/2014

Average MLP ETN Total Returns

Average MLP ETF Total Returns

Average MLP Mutual Fund Total Returns

Alerian MLP TR Index

Direct MLP Investment ETNs ETFs and Mutual Funds

Return deviations from None Investor fee; may be subject to tax at Management Fee, Tracking error direct MLP investment earlier times and higher rates than a & tax reductions direct MLP investment Liquidity Intraday on exchange Intraday on exchange ETF: Intraday on exchange Mutual Funds: daily creation Legal structure Partnership Debt security C corporation Main risks Market risk Credit and market risk; tax treatment Market risk; tax treatment is is uncertain uncertain

Source: Bloomberg 9/3/2010 – 8/29/2014.

The comparison considers all U.S. Mutual Funds (“MFs”) / ETFs / ETNs that provide at least 50% exposure to MLPs without leverage. Every week, the performance of each fund is evaluated, and the average performance of MFs/ETFs/ETNs is calculated. The average is calculated using a weekly weighting on the market-cap of the funds, in order to provide a fair comparison of the overall market. The start date is 9/3/2010 as the first MLP ETF was launched on 8/25/10.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

The analysis assumes full reinvestment of dividends and distributions, and does not take into account possibly different reinvestment tax treatments.

FOR INSTITUTIONAL USE ONLY

MLP Investment Vehicles:

anticipated tax treatment

Direct MLP Investment ETNs ETFs and Mutual Funds

Anticipated US Partner in the MLP; income and Pre-paid forward contracts The tax Shares in a corporation (which may federal income tax deductions flow through to investors consequences of investing in the IMLP owe corporate-level tax) 2 treatment at ETNs are uncertain and may be less investment level1 favorable than a direct investment in the MLPs that make up the Index.

Anticipated U.S. Distributions are generally not immediately Coupons taxed as ordinary income Dividends taxed as ordinary dividend federal income tax taxable but reduce an investor’s basis; income to the extent of the ETF’s treatment of however, because of the “flow-through” earnings and profits (which may be distributions nature of MLPs, investors are taxed on less than the ETF’s distributions); their allocable share of the MLP’s income thereafter, distributions are generally (such income increases basis and may be not immediately taxable but reduce less than the MLP’s distributions). an investor’s basis Anticipated U.S. Mix of ordinary income (to recapture Generally capital gain or loss, except Capital Gain or loss federal income tax certain deductions) and capital gain or loss that long-term capital gain in excess of consequences of exit what would have been recognized with a direct MLP investment will likely be recharacterized as ordinary income and subject to an interest charge 3 Tax forms K-1, multiple state filings 1099 1099

1. Barclays Capital Inc. and its affiliates, and Blackrock Investments LLC, and its affiliates, do not provide tax advice. Any discussion of U.S. federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. You should refer to the applicable prospectus for any relevant MLP, ETN, ETF or Mutual Fund for more detailed information, and should also consult your tax advisor prior to making any investment decision.

2. MLP ETFs and Mutual Funds are typically organized as “C corporations” for U.S. federal income tax purposes, rather than “regulated investment companies”.

3. Investors in MLP ETNs may need to demonstrate that the “net underlying long-term capital gain” which would have been recognized upon a direct MLP investment with clear and convincing evidence; otherwise, all gain on an MLP ETN could be recharacterized as ordinary income that is subject to an interest charge. Page 9

FOR INSTITUTIONAL USE ONLY

iMLP Structure Details

Calculating the Value of the iMLP ETN

y ETN value seeks to track the S&P MLP index, excluding fees y An “accrued dividend” and an “accrued investor fee” are used to determine the coupon amount payable on each payment date, based on the distributions made by the index consituents1 y The accrued investor fee (equal to 0.80% per annum) is deducted on a daily basis from the closing indicative value of the ETNs. y The coupon amount payable on each coupon payment date is calculated by deducting the accrued fees from the accrued dividend as of the relevant coupon valuation date. You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Closing ETN Accrued Accrued Indicative current 2 Investor Dividend 2 Value value Fee

Coupon Amount

1. An “index dividend” calculated on each calendar day represents the aggregate cash value of distributions that a hypothetical person holding index constituents in proportion to the weights of the index constituents would have been entitled to receive with respect to any index constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day.

2. The accrued dividend on the initial valuation date will equal zero. The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount. The accrued investor fee on the initial valuation date will equal zero. The accrued investor fee on any subsequent calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of

Page 10 the fee accumulates over time and is subtracted at the rate of 0.80% per year.

FOR INSTITUTIONAL USE ONLY

Appendix

FOR INSTITUTIONAL USE ONLY

iPath

Benchmark Index Comparison

	S&P MLP Index	Alerian MLP Index	Alerian MLP Infrastructure Index
Description	Focus on companies in the GICS Energy and gas sectors	Composite of the 50 most prominent energy MLPs	Midstream-focused subset of the Alerian MLP Index
Eligibility	Publically traded partnership with an MLP or LLC structure on NYSE or NASDAQ	Publically traded partnership with an MLP or LLC structure on NYSE or NASDAQ	Publically traded partnership with an MLP or LLC structure on NYSE or NASDAQ and earn the majority of its pro forma cash flow from the transportation, storage, and processing of energy commodities
Index Cap	Modified cap-weighted index	Float- adjusted cap-weighted index	Capped, float-adjusted, capitalization-weighted methodology
Market Cap Requirement	$300 million	$500 million	$250 million
Liquidity Requirements	3 month average daily volume $2million notional	6 month average daily volume of 25 thousand units	6 month ADV of 25 thousand units
Additional Requirements	Classification in either the GICS® Energy Sector or Gas Utilities Industry	Minimum quarterly distribution for trailing four quarters. Maintained or Increased distribution for one of last two quarters	Minimum quarterly distribution for trailing four quarters. Maintained or Increased distribution for one of last two quarters
Number of Constituents	No limit on number of constituents	Limit of 50 Constituents. Preferential criteria exists if over 50 MLPs meet requirement	Limit of 25 Constituents. Preferential criteria exists if over 50 MLPs meet requirement
Weighting Limits	15% maximum limit for any one constituent; 45% maximum limit collectively for all constituents exceeding 4.5% individually.	None	Capped weight of 9.49% for top 2 constituents, 6.99% for 3-7, 4.74% for 8-18
Index Rebalancing	Yearly	Quarterly	Quarterly
Additions/ Deletions	No additions between rebalancing. Deletions can occur between rebalancing for corporate actions (mergers, delist, bankruptcies)	No additions between rebalancing. Deletions can occur between rebalancing for corporate actions, (mergers, delisting or bankruptcies)	No additions in between rebalancing. Deletions can occur between rebalancing for corporate actions, (mergers, delisting or bankruptcies)

Page 12

BARCLAYS

FOR INSTITUTIONAL USE ONLY

$700

Market Cap (bn)

$600 $500 $400 $300 $200 $100

$0

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Page 13 Source: Factset as of 9/22/2014

Structural benefits

Fee-based revenues are usually specified in long term contracts and increase at or above inflation Most MLPs are monopolies in their region – high cost of the assets creating barriers to entry MLPs usually fund projects with secondary units or debt issuance - market approval required for funding

MLP structure

A General partner (GP) and one or more limited partners (LPs) constitute the partnership

GP manages the partnership operation, owns a share of partnership, and receives a share of distributions that is dependent on the partnership’s performance. LPs provide capital, receives cash distributions generated from operations

FOR INSTITUTIONAL USE ONLY

Selected Risk Considerations

An investment in any iPath ETNs linked to the S&P MLP Index (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The

ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

FOR INSTITUTIONAL USE ONLY

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Barclays Capital Inc., and its affiliates, and BlackRock Investments, LLC, and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. “S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. The S&P® trademark has been sublicensed for certain purposes by Barclays Bank PLC. The S&P MLP index (the “Index”) is a product of S&P Dow Jones Indices LLC and has been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. ©2014 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. ip-0636-1212

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE